

Mail Stop 3561

June 28, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Ronald T. Hundzinski
Principal Accounting Officer
BorgWarner, Inc.
3850 Hamlin Road,
Auburn Hills, Michigan 48326

      Re: BorgWarner, Inc.
              Form 10-K for the year ended December 31, 2009
              File No. 001-12162

Dear Mr. Hundzinski:

      We have completed our review of your filing and related materials and do not have any further comments at this time.

                    Sincerely,

                    David R. Humphrey
                    Branch Chief